SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2007


                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F |X|     Form 40-F |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes |_|     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC,
an English public limited company


By:  /s/ George O'Leary
     ----------------------------
     George O'Leary
     Chief Executive Officer

Date: December 7, 2007


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

                                       [LOGO]futuremedia(TM)
                                             a learning & communications company

FOR IMMEDIATE RELEASE

        Button Announces Upcoming Exhibitions for 2008 Global Trade Shows

London - December 6, 2007 - Button Group plc, a Futuremedia plc (NasdaqCM: FMDA) company, announced today several upcoming exhibitions that will be unveiled during three global events in 2008.

Following a successful collaboration at the Symbian Smartphone show in October, Button is again designing and producing Sony Ericsson's exhibition stands and satellite events for MIDEM in Cannes this January.

Button will also support over ten clients at the Mobile World Congress in Barcelona this February, the largest and most significant global telecommunications event in the world. Button's clients at this prestigious event include BlackBerry, i-mate, Openwave and Symbian.

Finally, Button will be working with over ten clients at MIPTV in Cannes including Carsey-Werner, CBS Paramount, Lionsgate and NBC Universal. MIPTV is the global content event for co-producing, selling, financing and distributing entertainment across all platforms. This provides Button with an exciting opportunity to further strengthen its relationship with these key clients at this international event.

George O'Leary, CEO of Futuremedia, stated, "Our continued growth with both existing and new clients demonstrates that we are executing on our focused strategy and delivering superior service to a wide range of world class companies. We are excited to work with these major brands and we are very optimistic about our growth potential in the year ahead."

About Button Group plc

Button Group plc is a leading design, exhibition and events agency with clients that range amongst the telecommunications, finance, property, media and IT industries. Clients include NBC Universal, CBS Paramount, Union Properties, BlackBerry and Lend Lease. Button combines two and three dimensional design to provide creative solutions in the production of innovative exhibition stands and planning events around the World. For more information, visit www.buttonplc.com.

Button Group plc, is a division of Futuremedia plc. Futuremedia plc is a global media company providing online education, design, exhibition and event services to public and private sector organizations. Established in 1982 and listed on the Nasdaq in 1993, Futuremedia helps its clients to communicate their values, product and brand information to employees, customers and industry, and believes that education, or learning, is a key component in the communication mix. Futuremedia divisions are Futuremedia Learning and Button Group plc. For more information, visit www.futuremedia.co.uk.


Contact:
Jenna Focarino/Brian O'Keefe
Brainerd Communicators, Inc.
(212) 986-6667